Exhibit 107.1

Calculation of Filing Fee Table

Rule 424(b)(2)
(Form Type)

Citigroup Global Markets Holdings Inc.

Citigroup Inc., as Guarantor

(Exact Name of Registrant as Specified in its Charter)

Table 1—Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Fees to be Paid	Debt	Medium-Term Senior Notes, Series N	Rule 456(b) and Rule 457(r)	20,628	$1,073.00	$22,133,844.00	0.0001476	$3,266.96
	Other	Citigroup Inc. Guarantee of Medium-Term Senior Notes, Series N	Rule 457(n)	--	--	--	--	--

(1) The U.S. dollar equivalent of the amount registered has been calculated using an exchange rate of $1.0730 per €1.00 as of April 25, 2024.

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering.